Exhibit 99.1

Canaan Inc. Provides August 2025 Bitcoin Production and Mining Operation Updates

Bitcoins mined month-over-month increases 10%, bitcoin treasury hits 1,547

Total estimated computing power exceeds 10 EH/s globally

SINGAPORE, September 8, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending August 31, 2025.

Management Commentary

“We’re pleased to report strong month-over-month improvement across all key metrics of our Bitcoin mining operations,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “In August, we mined 98 bitcoins, supported by our enhanced operating hashrate and continued low average power costs. We expanded our deployed hashrate by significantly scaling operations in the U.S., adding our first mining project in Southeast Asia, and making steady progress in growing mining hashrate in Ethiopia. These efforts led to our August Installed Computing Power of 8.6EH/s, and with another 1.46EH/s of Expected Computing Power already delivered to the countries of mining operations, we expect to reach over 10EH/s when it is installed. Importantly, we achieved a major efficiency milestone by reducing our average North American miner performance to below 20J/TH for the first time — a critical step in our self-mining operations. Consistent with our disciplined treasury strategy, we continue to hold mined bitcoins post-costs as long-term reserve assets, bringing our total bitcoin treasury to 1,547 at month-end.

“These results highlight both our resilience and adaptability,” Zhang continued. “After voluntarily exiting a less efficient hosting site in South Texas in July, we rapidly stabilized uptime, optimized energy usage, and advanced our U.S. self-mining buildout. The redeployment of miners previously offline is already well underway, with a meaningful portion brought back online in August and more to follow. By combining our proprietary ASIC innovation with operational excellence, we are strengthening a mining platform that not only drives sustainable bitcoin production but also lays the foundation for future AI-driven computing opportunities.”

August 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	98 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,547 Bitcoins
Month-End Deployed Hashrate (EH/s)	8.60 EH/s
Month-End Operating Hashrate (EH/s)	7.50 EH/s
Month-End Average Revenue Split[2]	58.2%
Average All-in Power Cost During the Month[3]	US$0.042/kWh

August 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.9 J/TH	28.9 J/TH	25.5 J/TH
Month-End Installed Power Capacity	83.6 MW	132.4 MW	216.0 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of August 31, 2025)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	8	7.50 EH/s	8.60 EH/s	1.46 EH/s	10.06 EH/s
America	3	3.63 EH/s	4.24 EH/s	0.47 EH/s	4.71 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.75 EH/s	4.22 EH/s	0.99 EH/s	5.21 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s
Malaysia	1	0.06 EH/s	0.08 EH/s	0 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Recent Corporate Updates:

Bitfury Orders Avalon® ASIC Kits for North American Infrastructure Upgrade

On August 28, 2025, Canaan announced that it had collaborated with Bitfury on its Avalon® ASIC-powered upgrade kits to enhance up to 10MW of existing mining capacity at Bitfury’s North American facility. The order builds on a strategic relationship that began in July 2024, following Canaan’s prior delivery of 4,500 Avalon® A14 miners, and reflects a joint R&D effort that combines Canaan’s latest ASIC technology with Bitfury’s infrastructure expertise. By repurposing existing systems with Avalon® ASIC Kit, Bitfury can reduce capital expenditures and electronic waste while achieving greater efficiency and competitiveness, underscoring both companies’ commitment to sustainable innovation, cost optimization, and leadership in the North American mining market.

Partners with Luxor to Expand Institutional Miner Financing

On September 8, 2025, Canaan announced a partnership with Luxor Technology Corporation (“Luxor”) to provide flexible financing solutions, potentially making it easier for customers to acquire Avalon® mining machines. Through this partnership, Luxor will directly offer its mining customers non-dilutive financing at highly competitive rates with low collateral requirements, which could lead to increased institutional adoption and capital deployment. The partnership already facilitated the sale of more than 5,000 Avalon® A15 Pro bitcoin mining machines in August to a leading U.S.-based institutional bitcoin miner. Both Canaan and Luxor believe that this transaction could enable future sales.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world’s first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com